[Dechert LLP Letterhead]

Via EDGAR Correspondence

March 9, 2007

Keith A. O’Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Mexico Fund, Inc., SEC File Nos. 333-140298 and 811-2409
Registration Statement Under the Securities Act of 1933; Registration
Statement Under the Investment Company Act of 1940 on Form N-2,
Amendment No. 47; Pre-Effective Amendment No. 1

Dear Mr. O’Connell:

We are writing on behalf of The Mexico Fund, Inc. (“Fund”) in response to comments you provided in a letter dated March 5, 2007 with respect to the above mentioned filing of January 30, 2007. Summaries of the comments, and our responses thereto, are provided below.

Cover Page

1.	Comment:

The prospectus states “The Rights entitle the holders to purchase one new share of common stock for every [            ] rights held….” Please note that the ratio of a transferable rights offering that is offered at below net asset value should not exceed one new share for each three rights held. Please disclose the number of rights needed to subscribe to one share.

Response:

The ratio will be set forth in Pre-Effective No. 1 to the Registration Statement. The ratio will not exceed one new share for each three rights held.

Financial

Annual report filed on Form N-CSR for the periods ended 10/31/06.

2.	Comment:

In the section headed, “Declaration of Dividend,” it states that the Board declared a stock dividend of $3.5568 per share. It further states that “commencing with this distribution, future distributions of long-

term capital gains will be made payable in Fund shares unless the stockholder elects to receive the distribution in cash.” Pursuant to Instruction 6 to Item 4 of Form N-2, please make, and indicate in a note, appropriate adjustments to reflect any stock split or stock dividend during the period.

Response:

The Fund believes, after discussion with its independent registered public accounting firm, that such adjustment is not necessary with respect to the Fund’s recently paid distribution of long-term capital gains. This distribution, which also offered stockholders the option to request the payment be made in cash rather than stock, was taxable and required in order for the Fund to qualify as a regulated investment company under the Internal Revenue Code. No recapitalization resulted from this distribution.

3.	Comment:

Please verify whether or not the Fund met the quarterly IRS asset diversification requirements during the period.

Response:

The Fund has confirmed with Impulsora del Fondo Mexico, S.C. (the “Investment Adviser”) that the Fund met the quarterly IRS asset diversification requirements for the quarters ended October 31, 2006 (fiscal year end) and January 31, 2007 (end of fiscal year first quarter).

4.	Comment:

Pursuant to Regulation S-X 6-04, please disclose the number of shares authorized on the Statement of Assets and Liabilities.

Response:

The Fund believes, after discussion with its independent registered public accounting firm, that the number of shares authorized (150,000,000) is properly disclosed in Note 5 to the financial statements; the Statement of Assets and Liabilities refers readers to the notes.

5.	Comment:

In Note 8 in the notes to financial statements it states that “certain members of the Board of Directors of the Fund are also members of Boards of Directors of certain companies held in the Fund’s portfolio.” Please explain whether or not this affects these directors’ independence. In your response please address the potential conflict of interest concerning the Fund’s proxy voting policies and procedures.

Response:

The membership of Fund Directors on boards of certain portfolio companies does not affect those Directors’ independence. Directors are not involved in day-to-day investment decision-making for the Fund. No Director has benefited, or sought to benefit, as a result of the Fund’s investment in a company on the board of which a Fund Director serves. In its oversight capacity, the Board reviews investment decisions made by the Investment Adviser, including decisions relating to market strategy and focus. The

Board has a long-standing practice of not discussing particular portfolio holdings, or companies which are not portfolio holdings of the Fund, during its meetings. Six of the Board’s seven Directors are not interested persons of the Investment Adviser. Since the Fund’s inception in 1981, the Investment Adviser has acted as a totally independent entity, making portfolio decisions without any involvement of independent Board members.

Potential conflicts of interests concerning the Fund’s proxy voting policies and procedures are limited due to differences between corporate governance practices in the United States and Mexico. While the Fund has adopted proxy voting policies, the Investment Adviser on behalf of the Fund (and shareholders in Mexico generally) attend shareholder meetings of portfolio companies and vote in person. Adversarial proxy contests are rare in Mexico. Where a conflict of interest may appear to exist, the Fund generally delegates all responsibility for resolving the conflict to the Investment Adviser. The Investment Adviser’s proxy voting procedures set forth a clear general voting philosophy:

(1) Support existing management on votes on the financial statements of the issuer and the election of the Board of Directors;

(2) Vote for the acceptance of the accounts unless there are grounds to suspect that either the accounts as presented or audit procedures used do not present an accurate picture of company results; and

(3) Support routine issues such as the appointment of independent auditors, allocation of income and the declaration of dividends.

However, if in the opinion of the Investment Adviser’s compliance officer, the matters under consideration are of an extraordinary nature, he will further investigate and analyze all available information and documentation on the subject matter. In this process, he will consult with other officers of the Investment Adviser, and the Investment Adviser’s and Fund’s outside legal counsel. As a result, individual Fund directors have no means to influence—and no director has ever tried to influence—the Investment Adviser in connection with voting at shareholder meetings.

General

6.	Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges this comment.

7.	Comment:

If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:

The Fund does intend to rely on Rule 430A and will provide you with the identity of omitted information prior to the Fund’s final pre-effective amendment.

8.	Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

To the Fund’s knowledge, it has no present intention of submitting an exemptive application or no-action request in connection with the offering of shares that is the subject of this filing

Tandy Letter

9.	Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of the matters raised in your letter of March 5, 2007. Please do not hesitate to contact the undersigned at (202) 261-3499 if you have any questions concerning the foregoing. Additionally, enclosed herewith is the Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2.

Kind regards,

/s/ Karl J. Paulson Egbert

Karl J. Paulson Egbert

cc: Mr. José Luis Gómez Pimienta

[Fund Letterhead]

Via EDGAR Correspondence

March 9, 2007

Keith A. O’Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Mexico Fund, Inc., SEC File Nos. 333-140298, 811-2409

Registration Statement Under the Securities Act of 1933; Registration Statement Under the Investment Company Act of 1940 on Form N-2, Amendment No. 47

Dear Mr. O’Connell:

In connection with a response being made on behalf of The Mexico Fund, Inc. (“Fund”) to comments you provided with respect to the above-mentioned registration statement of the Fund, the Fund hereby acknowledges that:

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

the Fund is not relieved from its full responsibility for the adequacy and accuracy of the disclosure in the above-mentioned Registration Statement as a result of the SEC Staff or SEC declaring the filing effective; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on March 5, 2007. Please do not hesitate to contact the undersigned if you have any questions concerning the foregoing.

Sincerely,

/s/ Alberto Osorio

Alberto Osorio

cc:	Sander M. Bieber, Esq.

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